Mr. Larry Spirgel
August 22, 2007
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA



Re:      British Telecommunications plc
         Form 20-F for the Fiscal Year Ended March 31, 2007
         Filed May 30, 2007
         Form 6-K as of May 30, 2007
         File Number: 2-94004


We would like to acknowledge receipt of the Securities and Exchange Commission's (the "SEC" or "Staff") comments dated August 8, 2007 regarding the above referenced filing.

As agreed, we will respond to your comments by no later than September 14, 2007.

Yours sincerely,



/s/ John Wroe
Director Group Financial Control & Treasury